UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

LHC GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

50187A107

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,578,849
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,578,849
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,578,849
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.8%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,070,680
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,070,680
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,070,680
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 6.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 808,306
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 808,306
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 808,306
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 4.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 262,374
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 262,374
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 262,374
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 1.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,578,849
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,578,849
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,578,849
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,578,849
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,578,849
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,578,849
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 8.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 50187A107 (Common Stock)

Explanatory Note: This Amendment No. 6 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on November 16, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on March 14, 2013, Amendment No. 2 to the Initial 13D filed on September 17, 2013, Amendment No. 3 to the Initial 13D filed on August 21, 2014, Amendment No. 4 to the Initial 13D filed on June 10, 2015 and Amendment No. 5 to the Initial 13D filed on August 12, 2015, amends and supplements the items set forth herein. As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.01 par value per share (the “Common Stock”) of LHC Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 420 West Pinhook Road, Suite A, Lafayette, Louisiana 70503.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 17,959,562 shares of Common Stock outstanding as of August 4, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission on August 6, 2015.

CUSIP No. 50187A107 (Common Stock)

The Filers effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock by the Filers in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share
CCP	Sale	8/13/2015	8,077	$47.69
CCP2	Sale	8/13/2015	2,095	$47.69
Separate Account	Sale	8/13/2015	3,288	$47.69
CCP	Sale	8/14/2015	10,797	$47.52
CCP2	Sale	8/14/2015	2,800	$47.52
Separate Account	Sale	8/14/2015	4,396	$47.52
CCP	Sale	8/17/2015	27,592	$47.54
CCP2	Sale	8/17/2015	7,152	$47.54
Separate Account	Sale	8/17/2015	11,193	$47.54
CCP	Sale	8/19/2015	8,296	$47.68
CCP2	Sale	8/19/2015	2,156	$47.68
Separate Account	Sale	8/19/2015	3,366	$47.68
CCP	Sale	9/03/2015	24,752	$47.00
CCP2	Sale	9/03/2015	6,417	$47.00
Separate Account	Sale	9/03/2015	10,031	$47.00
CCP	Sale	9/04/2015	9,309	$46.81
CCP2	Sale	9/04/2015	2,414	$46.81
Separate Account	Sale	9/04/2015	3,773	$46.81
CCP	Sale	9/08/2015	54,563	$46.96
CCP2	Sale	9/08/2015	14,171	$46.96
Separate Account	Sale	9/08/2015	22,241	$46.96
CCP	Sale	9/09/2015	44,375	$47.54
CCP2	Sale	9/09/2015	11,530	$47.54
Separate Account	Sale	9/09/2015	18,095	$47.54
CCP	Sale	9/10/2015	31,182	$46.55
CCP2	Sale	9/10/2015	8,068	$46.55
Separate Account	Sale	9/10/2015	12,596	$46.55

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2 and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP and CCP2. Gray and Shackelton are the managers of CC and CCM. CCM has the right to receive performance-related fees from the Separate Account and CC has the right to receive performance-related fees from CCP and CCP2.

CUSIP No. 50187A107 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2015

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By:	/s/ Christopher Shackelton
	Christopher Shackelton, Manager		Christopher Shackelton, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Christopher Shackelton	By:	/s/ Christopher Shackelton
	Christopher Shackelton, Manager		Christopher Shackelton, Manager

CHRISTOPHER SHACKELTON		ADAM GRAY

		By:	Christopher Shackelton

/s/ Christopher Shackelton		By:	/s/ Christopher Shackelton
Christopher Shackelton			Christopher Shackelton, Attorney-in-fact